GLASSFROGG, INC

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020, AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GlassFrogg, Inc
Orem, Utah

We have reviewed the accompanying financial statements of GlassFrogg, Inc, which comprise the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
June 18, 2021

GLASSFROGG, INC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 80,252	$ 15,721
Accounts receivable, net	-	3,600
TOTAL CURRENT ASSETS	80,252	19,321
OTHER ASSETS		
Software development costs	43,064	42,652
TOTAL ASSETS	$ 123,316	$ 61,973

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 1,459	$ 5,292
Accrued expenses	23,315	11,951
Deferred revenue	92,450	-
Notes payables- current portion	-	39,290
TOTAL CURRENT LIABILITIES	117,224	56,533
LONG-TERM LIABILITIES		
Notes payable	-	19,099
Notes payable - related party	57,535	-
TOTAL LONG-TERM LIABILITIES	57,535	19,099
TOTAL LIABILITIES	174,759	75,632
SHAREHOLDERS' EQUITY		
Preferred stock, see note 7	6	-
Common stock, see note 7	10	7
Additional paid-in capital	660,484	282,993
Shareholders' equity	(711,943)	(296,659)
TOTAL SHAREHOLDERS' EQUITY	(51,443)	(13,659)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 123,316	$ 61,973

See independent accountant's review report and accompanying notes to financial statements.

GLASSFROGG, INC
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 94,092	$ 5,472
COST OF GOODS SOLD	20,589	330
GROSS PROFIT	73,503	5,142
OPERATING EXPENSES		
Dues and subscriptions	17,114	7,791
General and administrative	33,492	18,939
Payroll expenses	444,975	130,560
Professional fees	6,397	13,216
Rent expense	12,675	3,131
Sales and marketing	20,922	73,851
TOTAL OPERATING EXPENSES	535,575	247,488
NET OPERATING INCOME	(462,072)	(242,346)
OTHER INCOME/(EXPENSES)		
PPP loan forgiveness	50,943	-
Interest expense	(4,155)	(2,647)
TOTAL OTHER INCOME/(EXPENSES)	46,788	(2,647)
NET LOSS	$ (415,284)	$ (244,993)

See independent accountant's review report and accompanying notes to financial statements.

GLASSFROGG, INC
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2019	-	$ -	211,111	$ 2	54,998	$ (51,666)	$ 3,334
Issuance of common stock	-	-	511,111	5	227,995	-	$ 228,000
Net loss	-	-	-	-	-	(244,993)	$ (244,993)
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	722,222	$ 7	$ 282,993	$ (296,659)	$ (13,659)
Issuance of preferred stock	57,500	6	-	-	229,994	-	$ 230,000
Issuance of common stock	-	-	277,778	3	147,497	-	$ 147,500
Net loss	-	-	-	-	-	(415,284)	$ (415,284)
ENDING BALANCE, DECEMBER 31, 2020	57,500	$ 6	1,000,000	$ 10	$ 660,484	$ (711,943)	$ (51,443)

See independent accountant's review report and accompanying notes to financial statements.

GLASSFROGG, INC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (415,284)	$ (244,993)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization expense	3,492	-
(Increase) decrease in assets:		
Accounts receivable	3,600	(3,600)
Increase (decrease) in liabilities:		
Accounts payable	(3,833)	3,021
Accrued expenses	11,364	11,951
Deferred revenue	92,450	-
CASH USED FOR OPERATING ACTIVITIES	(308,211)	(233,621)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for software development	(3,904)	(42,652)
CASH USED FOR INVESTING ACTIVITIES	(3,904)	(42,652)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of line of credit	(39,290)	39,290
Issuance/(repayment) of notes payable	57,535	(9,091)
Issuance/(repayment) of notes payable - related party	(19,099)	19,099
Issuance of preferred stock	230,000	-
Issuance of common stock	147,500	228,000
CASH PROVIDED BY FINANCING ACTIVITIES	376,646	277,298
NET INCREASE IN CASH	64,531	1,025
CASH AT BEGINNING OF YEAR	15,721	14,696
CASH AT END OF YEAR	$ 80,252	$ 15,721
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 4,155	$ 2,647
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
GlassFrogg, Inc (the "Company") was incorporated in the State of Utah on May 31, 2017. The Company specializes in providing transparency of the true costs of medical procedures, appointments, and prescriptions in the healthcare industry. Additionally, the Company allows for individuals to shop for affordable medical care and allows for employers the chance to offer benefits at a fraction of the cost.

Going Concern
Since Inception, the Company has relied on funds from the issuance of preferred stock, common stock, and loans from related parties to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability generate revenue from revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company believed all amounts in accounts receivable are collectable.

Software Development Costs
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the GlassFrogg platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company began amortizing the costs of the software in 2020 and recorded $3,492 in amortization expense during the year ending December 31, 2020.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020, and 2019.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Utah.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling affordable benefit options to individuals and employers. The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized $94,092 and $5,472 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Deferred Revenue**

The Company had deferred revenue on its balance sheet in the amounts of $92,450 and nil as of December 31, 2020, and 2019. Deferred revenue consists of funds for insurance plans that were unused as of the balance sheet date.

4. **Notes Payable**

Debt consisted of the following at December 31, 2020 and 2019:

	2020		2019	
Contract note payable; interest at 6.00% per annum, maturing in January 2022, minimum monthly payment of $1,521, collateralized by Company assets.	$	-	$	35,662
Contract note payable; interest at 6.00% per annum, no maturity date, no minmum monthly payments, uncollateralized.		-		22,727
	$	-	$	58,389
Less: Current portion of notes payable		-		39,290
Long term portion of notes payable		-		19,099

Maturity of the notes payable is as follows:

December 31, 2020	$	-	$	39,290
December 31, 2021		-		17,584
December 31, 2022		-		1,515
	$	-	$	58,389

5. **Note Payable – Related Party**

During 2020, a majority shareholder of the Company provided a loan to the Company valued at $57,535 and nil as of December 31, 2020, and 2019, respectively. Interest is accrued annually at 10% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

6. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $50,943 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period. As of December 31, 2020, the Company received notice from the SBA that the PPP funds were used appropriately, and all amounts were fully forgiven.

7.   <u>**Equity**</u>

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 267,106 shares at $0.0001 par value per share. As of December 31, 2020, and 2019, 57,500 and nil shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 1,167,106 shares, at $0.00001 par value per share. As of December 31, 2020, and 2019, 1,00,000 and 722,222 shares, respectively, have been issued and are outstanding.

8.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on May 31, 2017 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $1,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee on all funds received in this offering.

Managements Evaluation
The Company has evaluated subsequent events through June 18, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.